First Corporation

15995 S.W. 13th Street

Pembroke Pines, FL  33027

March 11, 2005

United States Securities

And Exchange Commission

450 Northwest Avenue

Washington D.C.

20549-0304

Attention:

Susann Reilly

Roger Baer

Raj Ragan

John Reynolds

Re:

First Corporation

                          Registration Statement on Form SB-2/A

                          File No. 333-122094

Dear Ms. Reilly, Mr. Baer, Mr. Ragan and Mr. Reynolds:

Enclosed are three clean and three redlined courtesy copies of Amendment Number 1 to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on February 16, 2005.

General

1.

In numbering your pages, please number each page of the prospectus and do not repeat numbers. In addition, use ‘F-” numbers for the financial statements only.

We have noted this comment and revised the prospectus accordingly.

2.

Insert a small-scale map showing the location and access to your property. Note that SEC’s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

We have noted this comment and revised the prospectus to include a small-scale map showing the location and access to the property.

3.

In the appropriate location, discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase o. the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on farther drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

We have noted this comment and revised the prospectus accordingly including the disclosure: Once we complete our current exploration program and are successful in identifying a mineral deposit, we will have to spend substantial funds on farther drilling and engineering studies before we will know if we have a commercially viable mineral deposit, a reserve.

4.

As a general checklist for your property, provide the disclosures requited by Industry Guide 7 b) In particular, provide:

•

The location and means of access to the property,

•

Any conditions that you must meet in order to obtain or retain title to the property.

•

A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

•

A description of the present condition of the property.

•

A description of any work completed on the property.

•

A description of equipment and other infrastructure facilities.

•

The current state of exploration of the property.

•

The total cost of your property incurred to date and planned future costs.

•

The source of power that can be utilized at the property.

a

if applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.secgov/divisions/corpfin/forms/industry.htm#secguide7.

We have noted this comment and revised the prospectus to include these disclosures.

5.

You make references to mines and other mineral properties that exist in the area of your property. This may misguide investors into inferring that your property may have commercial mineralization, because of its proximity to these mines and properties. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

We have noted this comment and revised the prospectus to exclude references to mines and other mineral properties that exist in the area of your property.

6,

Expand your disclosure about your exploration plans for your properties. Disclose a brief geological justification for each of your exploration projects written in non-technical language.

We have noted this comment and revised the prospectus to include a brief geological justification for each of your exploration projects written in non-technical language.

Registration Statement Cover Page

7.

Please revise the formatting of the registration statement cover page. For instance, it is unclear which number is the primary standard industrial classification code number and which is the IRS Employer Identification number and it is unclear who is the agent for service. Also, revise the table on the prospectus cover page.

We have noted this comment and revised the prospectus cover page accordingly.

Cover Page of the Prospectus

8.

Please clarify that funds will be “promptly” returned to investors if the minimum is not sold.

We have noted this comment and revised the prospectus to disclose that that funds will be “promptly” returned to investors.

9.

Please avoid repetition on the prospectus cover page. For instance, the preliminary prospectus language from Item 502(a)(l0) is included twice, and you state twice that the selling shareholder offering will be concurrent with the company offering. Please revise.

We have noted this comment and revised the prospectus accordingly.

Summary

10.

Please provide the telephone number of the registrant, as required by Item 503(b) of Regulation S-B.

We have noted this comment and revised the prospectus to include:  (954) 538-9745

11.

Please explain the statement that “the offering price of this issue was set by taking into account the resultant number of shares in the ‘float’ and our perceived market capitalization.” Given the exploration stage of the company, the lack of revenues to date and the lack of a market, please explain how you determined the perceived market capitalization or remove this disclosure, Revise similar disclosure in the section titled “Determination of Offering Price,”

We have noted this comment and revised the prospectus to reflect that the price was set arbitrarily by the Company.

12.

Please clarify the statement that “the offering will conclude when all of the 1,000,000 shares of our common stock have been sold, the shares no longer need to be registered to be sold or six months from the date of this prospectus” to indicate, if true, that this is whichever occurs first.

We have noted this comment and revised the prospectus to disclosure that it will be “whichever occurs first.”

13.

Please update the summary financial information as of the most recent financial statements.

TO BE INCLUDED ONCE THE FINANCIALS ARE COMPLETE.

Risk Factors

14.

Please add a risk factor discussing the control of a majority of the common stock outstanding by the president of the company and the resultant risk to investors.

We have noted this comment and revised the prospectus to include this risk factor.

15.

The first risk factor, risk factors affecting operating results, is a generic risk. Please revise to state the specific risk to the company and/or investors or remove.

We have noted this comment and revised the prospectus to exclude this risk factor.

16.

Please add a risk factor discussing your lack of revenues to date.

We have noted this comment and revised the prospectus to include this risk factor.

17.

The statement in the third risk factor that “the likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties” is a generic statement that should be removed.

We have noted this comment and revised the prospectus to remove that statement. .

18.

The fourteenth risk factor, that this is a self-underwritten offering is a generic risk that should be removed,

We have noted this comment and revised the prospectus to exclude this risk factor.

Use of Proceeds

19. We note that the total amount of offering expenses ($28,000) does not agree with the amounts disclosed in the Dilution section ($25,000) and Item 25-Other Expenses of issuance and Distribution ($18,199). Please revise to provide consistent disclosure.

We have noted this comment and revised the prospectus to provide consistent disclosure in the offering expenses.

20.

Please provide more specificity concerning working capital. Your attention is directed to Item 504 of Regulation S-B.

We have noted this comment and revised the prospectus to provide more specificity concerning working capital.

21.

In the table the “Total Net Use of Net Proceeds” appears incorrect. Please revise,

We have noted this comment and revised the prospectus to reflect the Total Use of Net Proceeds.

22.

The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. You have referenced unnamed contingencies. We note the disclosure that “these fluids may be used for unanticipated expenses and contingencies including, but not limited to, additional legal fees, accounting and audit fees, regulatory filing fees and general and administrative expenses.” You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated used. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

We have noted this comment and revised the prospectus to discuss the circumstances that would require management to alter the use of proceeds from this offering.

23.

Please clarify the statement that you do not anticipate compensating any officer or director from the proceeds of this offering. Discuss those situations where compensation would be paid out of offering expenses, or revise to indicate affirmatively that no offering proceeds will be used to compensate any officers or directors.

We have noted this comment and revised the prospectus to disclose potential situations that could arise wherein one or both of our executives might be compensated other than out-of-pocket expenses.

24.

Please reconcile the amount allocated to general working capital if 50% or 33 1/3% of the offering is raised in the narratives with the information in the table.

We have noted this comment and revised the narratives.

25.

Under the headings “Table 3” and “Table 4,” you list both $20,000 and $30,000 as the amounts Mr. Forst and Ms. Cousineau will loan to the registrant. Please reconcile, Also, please disclose whether they are legally obligated to provide such funding.

We have noted this comment and revised to reflect the correct amount and disclose that neither Mr. Forst or Ms. Cousineau are legally obligated to provide such loans.

Determination of Offering Price

26.

In this ‘Determination of Offering Price” section and in the third paragraph under “The Offering” you have indicated that the determination was not arbitrary. However, on the cover page of the registration statement you have said that “[t)he offering price was arbitrarily established by management and does not reflect market value, asserts or any established criteria of valuation.” Please resolve this apparent discrepancy. Also, consider relocating the statement that the offering price was arbitrary to the prospectus.

We have noted this comment and revised the prospectus to reflect that the offering price was arbitrary.

Dilution

27.

Please revise the first paragraph to indicate that there are 7,200,000 shares issued, and outstanding as of December 31, 2004. Round all per share amounts to the nearest penny. The amounts of “dilution to new investors” appear to be incorrect, please revise to disclose the correct amounts or supplementally demonstrate that your calculations are correct.

We have noted this comment and revised the prospectus to reflect the correct calculations.

28.

Please update the dilution information as of the most recent financial statements.

29. Please reconcile the net tangible book value per share before the offering in the table with the disclosure immediately following the table.

We have noted this comment and revised the prospectus to reconcile the net tangible book value per share before the offering in the table with the disclosure immediately following the table.

Selling Shareholders

30.  Please disclose how you propose to reflect any changes in selling security holders.

We will file a post-effective amendment at such time as there is a change in the selling security holders.

31.

We note the disclosure that selling shareholders may sell shares in the open market at prevailing prices or in negotiated transactions. Please clarify that selling shareholders must sell at the fixed price of $.30 until such time as you are listed on the OTC Bulletin Board, as disclosed on the cover page.

We have noted this comment and revised the prospectus to clarify that selling shareholders must sell at the fixed price of $.30.

32.

Please clarify the statement that selling shareholders “may be required to deliver a current prospectus in connection with the offer or sale of their shares of our common stock.” If you are referring to selling shares in reliance upon Rule 144 rather than the registration statement, please clarify.

We have noted this comment and revised the prospectus to clarify that a prospectus delivery is required for a public sale.

33. Please reconcile the number of shares being registered for resale with the disclosure in the table, which currently lists 104,000 shares of common stock.

We have noted this comment and revised the prospectus to reconcile the numbers.

34.

Please reconcile the statement that “the Selling Shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus” with the prospectus cover page, which indicates the company will offer shares concurrently with the selling shareholder offering.

We have noted this comment and revised the prospectus to clarify the number of shares being offered.

Plan of Distribution

35.

In discussing the offering by the company, please disclose the price per share, the minimum, and the material terms of the escrow agreement. The escrow agreement should be filed as an exhibit.

We have noted this comment and revised the prospectus to discuss the escrow agreement and include it as an exhibit.

36.

We note that the officers and directors will rely upon Rule 3a4-l(a)(4)(iii) in participating in this offering, Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We note the statement that Mr. Forst and Ms. Cousineau intend to contact all investors receiving a copy of the registration statement to see if the investor wishes to participate in the offering. Please disclose whether this will be written or oral.

We have noted this comment and revised the prospectus [TO BE COMPLETED]

37.

Please explain the statement that Mr. Forst and Ms. Cousineau, if they purchase securities, will purchase “after the completion of the offering in order to reach the minimum amount.” If the minimum has not been reached upon completion of the offering, then the funds in escrow would be required to be promptly returned to investors. We may have further comment.

We have noted this comment and revised the prospectus to include the timing of Mr. Forst and Ms. Cousineau’s investment, and the immediate return of the funds if the minimum is not reached.

38.

Please remove the dealer prospectus delivery obligation, as it repeats disclosure from the outside back cover page.

We have noted this comment and revised the prospectus to exclude the dealer prospectus delivery obligation.

39.

We note the statement that the company will pay the offering expenses. Please state the offering expenses and indicate bow you plan to pay these expenses if you are unable to raise the minimum in this offering.

We have noted this comment and revised the prospectus to reflect the $28,000 in offering expenses.

Rule 144 Shares

40.  Clarify your disclosure that the affiliate who owns 1,400,000 share of stock will be eligible to use Rule 144 three months after resigning as an officer and director, but only if she retains less than l.0% of the aggregate amount of common shares then outstanding.

We have noted this comment and revised the prospectus to make the clarification.

41.

Please clarify the reference to the NASD applying to the SEC “to allow additional restrictions and requirements upon the part of the OTCBB securities.”

We have noted this comment and revised the prospectus to delete this reference.

Directors, Executive Officers, Promoters and Control Persons

42.

Please disclose the period during which Mr. Forst has served as a director.

We have noted this comment and revised the prospectus to disclose the period during which Mr. Forst has served as a director.

43. Please disclose whether Mr Forst is still associated with the companies listed in his business experience.

We have noted this comment and revised the prospectus to indicate that Mr Forst is active strictly in the administration and promotion of this concern but, maintained  the disclosure of the other entities to which he is currently associated.

44.

Please disclose the amount and percent of time each officer will devote to the company’s business.

We have noted this comment and revised the prospectus to descibe the amount of time devoted to the business.

45.

Please disclose Ms. Cousineau’s business activities since 2002. Include the beginning date of employment with Fish Creek Market,

We have noted this comment and revised the prospectus to disclose Ms. Cousineau’s business activities since 2002.

Security Ownership of Certain Beneficial Owners and Management

46.

Please update the disclosure as of the most recent practicable date.

We have noted this comment and revised the prospectus to update the disclosure as of the most recent practicable date.

Description of Securities

47.

Please disclose that the amount of authorized common stock and preferred stock could be issued to delay, defer, or prevent a change of control.

We have noted this comment and revised the prospectus to include this information.

Description of Business

48.

Please generally discuss your business activities prior to December 2003, when Ms. Cousineau purchased shares from Ms. Kerster.

We have noted this comment and revised the prospectus to disclose the following:

Prior to the acquisition of the FirstCorp property we investigated several business opportunities, mainly in the mining and fossil fuels exploration industry.  Prices of both precious and base metals were severely depressed during most of the period from 1995 through late 2003 and all prospects presented to us were declined.  Oil and gas prices were also relatively low which made North American exploration by a junior company impracticable. Fund raising during that period was also extremely difficult.

49.

The following statement contradicts several statements that the registrant’s agreement with Mr. Forst, the President of the registrant was an option agreement: “We are an exploration stage company engaged in the acquisition and exploration of mineral properties. By a mineral property agreement with our President, dated October 12, 2004, we assumed the purchase of a 100% interest in the First Corp property (our emphasis),” Advise supplementally and revise the disclosure throughout the prospectus to clarify.

We have noted this comment and revised the disclosure throughout the prospectus to clarify.

50.

Disclose the material terms of the agreement with Mr. Foist. Also, please disclose the amount Mr. Forst paid for these claims and the party from whom he obtained the claims.

We have noted this comment and revised the disclosure to the above information.

51.

Please reconcile the statement in this section that the claims are located in the Confederation Lakes Area with the disclosure in the summary that the claims are located in the Red Lake Mining District.

We have noted this comment and revised the disclosure to clarify the statement.

52.

We note that you are required to expend at least $12,800 by May 5, 2005, Please disclose the amount expended to date. Also, please reconcile the reference to a June deadline.

We have noted this comment and revised the disclosure to update the disclosure.

53.

Please provide a detailed discussion of the proposed activities to occur in phases one and two of your planned exploration.

We have noted this comment and revised the disclosure to discuss the phases.

54.

We note the statement that the board of directors will be making the determination as to whether the results of phase one are sufficiently positive to proceed to phase two. Disclose immediately following this statement management’s lack of experience in mining. Also, please clarify, in light of management’s lack of experience or knowledge of mining, how this determination will be made.

We have noted this comment and revised the disclosure to disclosure how the determination will be made.

55.

Note 1 to the December 31, 2004 financial statements states: “The company .. has not yet determined the nature of its business activities.” Please reconcile with the disclosure in this section and explain supplementally,

We have noted this comment and revised the disclosure on Note 1.

Plan of Operations

56.

Provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Please include the following for phase one; phase two and the drilling phase: detailed milestones; a timeframe for beginning and completing each milestone; the estimated costs associated with each milestone; and the anticipated source(s) of funding.

We have noted this comment and revised the disclosure to discuss the phases.

57.

We note the statement that if you discontinue your current business you will seek other business opportunities. Please clarify the other business opportunities. We may have further comment.

We have noted this comment and revised the disclosure to discuss theother business opportunities.

58.

Please name the shareholder providing the mailing address for the company. We note that there is no compensation for the use of this address. Please explain any compensation, directly or indirectly, for the use of this address.

We have noted this comment and revised the disclosure.

Certain Relationships and Related Transactions

59.

Please reconcile the disclosure in this section that Mr. Forst paid $15,000 for 5 million shares with the disclosure in the business section that these shares were issued as payment for the mineral claims. Please add disclosure regarding the acquisition of the mineral claims from Mr. Forst in this section,

We have noted this comment and revised the disclosure to discuss the above.

60.

Note 7 to the financial statements refers to the “entity that owns the majority of the Company’s outstanding common stock also controls an entity that has advanced fluid to the Company and has paid expenses on behalf of the Company.” Add the disclosure in this section and identify the entity and the relationship of the entity to your company.

We have noted this comment and revised the Notes.

61.

Provide the disclosure which Item 404(d) of Regulation S-B requires for any related transactions involving Inge Kerster, or supplementally advise why she is not a promoter.

We have noted this comment and revised the disclosure to disclose that Inge Kerster received cash consideration.

Executive Compensation

62.

Please reconcile the date of incorporation in this section with the date of incorporation elsewhere in the prospectus.

We have noted this comment and revised the disclosure.

63.

Please provide the disclosure required by Item 402 of Regulation S-B for Ms. Cousineau for the year ended 2004.

We have noted this comment and revised the disclosure.

Available Information

64.

We note that in this section you have qualified your disclosure regarding the contents of the exhibits. You should not qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

We have noted this comment and revised the disclosure to eliminate the language.

Recent Sales of Unregistered Securities

65.

Please expand this section to ensure that, for issuance of stock, you provide the exemption from registration relied upon and the facts supporting the availability of the exemption.

We have noted this comment and revised the disclosure.

Exhibits

66.

File as an exhibit the mineral property agreement with Mr. Forst.

We have noted this comment and revised the disclosure to include the exhibit.

67.

We note the geological report filed as exhibit 99.1. We direct your attention to Industry Guide 7(b)(7), which indicates that detailed geographic maps and reports, feasibility studies and other highly technical data should not be included as part of the document but instead should be filed supplementally. Instead, please file the consent of the geologist, as the exhibits list states should be found as exhibit 99.1.

We have noted this comment and revised the disclosure for exhibit 99.1.

68.

In view of the fact that the report should not be in the registration statement, please provide a separate consent of the geologist authorizing the use of his name, not of his report, in this SB- 2 registration statement.

We have noted this comment and revised the disclosure to include the consent.

69.

The company is a Colorado corporation. However, in the opinion counsel states he has reviewed the Nevada statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. Please note that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine on the Colorado corporate laws. Also, counsel should revise the opinion to consent to the use of his name in the Form SB-2 registration statement.

We have noted this comment and revised the disclosure to reference Colorado law.

Signatures

70.

Please see Instruction I under “Signatures” to Form 511-2 regarding who must sign the registration statement and in what capacities, and revise accordingly.

We have noted this comment and revised the disclosure to conform.

Financial Statements

Report of independent registered public accounting firm

71.

Please direct the auditor to revise the opening and scope paragraphs of the audit report to address the year ended December 31,2003, December 31,2004 and the cumulative period from December27, 1995 (inception) to December 31, 2004.

The audit report has been revised for the Scribner’s error.

72.

Going conceit opinions that do not use the words “substantial doubt” when referencing a going concern matter do not comply with PCAOB audit standards. Direct your auditor to refer to AU Section 341.12 and revise the audit report accordingly.

The going concern paragraph has been appropriately modified for the Scribner’s error.

73.

We note that the date of the audit report precedes the date of the financial statements. Please direct the auditor to revise the report to reflect the correct date.

The date of the audit report has been revised for the Scribner’s error.

Statements of Operations

74.

It appears to us that capital changes such as stock splits should be retroactively applied in the financial statements. Please revise to uniformly apply the guidance of paragraph 54 of SEAS 128.

The retroactive effect of the stock split has been appropriately reflected in the earnings per share computations.

75.

You disclose in Note 4 that you issued 750,000 shares of common stock on December 27, 1997 in exchange for services relating to the formation of First, and that on April 1, 1999,2 individuals were issued 150,000 shares apiece at a price of $0.002. Based era these dates, we would expect the 1997 transaction to be reflected in the cumulative column of the statements of operations and cash flows and the 1999 transaction to he reflected in the cumulative column of the statement of cash flows, and both transactions should be presented in the appropriate year’s activity in the statement of stockholders’ equity. Note that paragraph 1 in of SEAS 7 requires the disclosure of activity within stockholders’ equity for each year since inception. Please revise to provide the appropriate disclosures. Note also that the issuance of stock in exchange for services should be disclosed in the statement of cash (lows as an adjustment in the reconciliation of net loss to cash used in operations, and as a noncash investing and financing activity in a. separate note to the statement of cash flows

The share issuances have been appropriately reflected in the cumulative Statements of Operations.  The statements of cash flows have been appropriately revised for the non-cash investing and financing activities.

76.

You also disclose that Ms. Kerster sold 700,000 shares of common stock of First to Ms. Contineau. Please recognize this issuance in the financial statements of First, if warranted, Refer to SAB Topic 5.T.

The sale of stock from Ms. Kerster to Ms Cousineau did not represent a sale or issuance of stock as defined by the criteria of SAB Topic 5.T.  Accordingly, no recognition of the sale is warranted in the financial statements of First.

77.

The issuances of common stock for cash in 2004 appear to total $25,000. A stock split is not a cash transaction. Please revise the statements of cash flows to correct.

The cash flow statement has been appropriately revised.

Note 2- Nature of Significant Accounting Policies

Intangible Assets and Long-lined Assets.

78.

SPAS 121 has been superseded by SPAS 144. Please revise this policy note to refer to the applicable standard.

The footnote regarding intangible assets and long-lived assets has been revised to reference SFAS 144.

New Accounting Pronouncements

79.

Revise this note to address all issued standards that you have not yet adopted. If all newly- issued but unadopted standards are not expected to have a material effect upon your financial standards, you may make an aggregate assessment to that effect in the note instead of addressing each standard individually.

The note on newly issued pronouncements has been revised.

80. You should have adopted SFAS 146 by now, so delete this discussion from the note.

SFAS 146 discussion has been deleted.

Note 3-Mineral Property Interest

81.

The staff believes that transfers of non-monetary assets for stock or other consideration of the registrant prior to an initial public offering should be recorded at the transferor’s historical basis as determined in accordance with GAAI. Refer to the guidance in SAB Topic 50.

The financial statements have been revised to disclose the entire amount of the transaction as exploration expenses as the Company has no basis for capitalizing the property in accordance with the provisions of mining standard 7.

82.

If you have not recognized the transfer of the claims in accordance with this guidance, revise the financial statements to do so. Revise the disclosures to describe how you valued this transaction,

The financial statements have been revised to disclose the entire amount of the transaction as exploration expenses as the Company has no basis for capitalizing the property in accordance with the provisions of mining standard 7.

83.

We note that you capitalized the cost of the mineral claim and are amortizing the cost over the period of benefit. The recoverability of capitalized acquisition costs of mineral claims is presumed to be insupportable under FASB Statement, No. 144 prior to determining the existence of a commercially minable deposit, as contemplated by Industry Guide, for a mining company in the exploration stage. Hence, please revise the financial statements to expense the mineral claims as incurred.

The financial statements have been revised to disclose the entire amount of the transaction as exploration expenses as the Company has no basis for capitalizing the property in accordance with the provisions of mining standard 7.

Note 5 - Committments and Contingencies

84.

Revise to discuss any legal or ether contingencies and if it is at least reasonably possible that an adverse outcome will materially affect the financial statements, disclose the amount of loss that rosy be incurred. Refer to SPAS 5.

Note – 5 has been deleted from the financial statements as it had no relevance.

Note 7-Related Party Transactions

85.

You disclose that a. related party has paid expenses on behalf of the Company, Please confirm to the staff supplementally that all such expenses are included in the Company’s financial statements as required by SAB Topic 1 B.1.  If not, revise to include all costs of doing business in the Company’s financial statements. Disclose the nature and amounts of these expenses.

The note on related party has been revised for more relevant language.

General

86.

Revisions made to the basic financial statements in response to our comments or on a voluntary basis’ should be disclosed in the notes in accordance with paragraph 37 of APE 20. Disclose prominently on the face of the financial statements that they have been restated. Direct the independent accountant to revise his report to refer to restatements made to the audited financial statements and redate or dual-date the report.

The audit report has been revised accordingly.

87.

Provide a current consent in any amendment and consider the updating requirements of Item 310(s) of Regulation S-B.

We have noted this comment and revised the disclosure.

88.

Your financial statements do not appear to be formatted properly for EDGAR purposes. Please review the guidance in the EDGAR Filer Manual concerning the format of tabular presentation, (see ‘Formatting Tables Wider than 80 Characters”) and revise as appropriate.

We have noted this comment and revised the disclosure.

Yours truly,

First Corporation

/s/ Peter Forst

________________

Peter Forst